SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2006

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Afek Industrial Park
Rosh Haayin 48092
ISRAEL
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated by reference herein is ECtel Ltd. Notice of Extraordinary Meeting of Shareholders to be held on April 6, 2006 and related Proxy Statement.

Such Notice and Proxy Statement is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-127576.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. (Registrant) BY: /S/ Ron Fainaro —————————————— Ron Fainaro, Senior Vice President and Chief Financial Officer

Dated: March 15, 2006

Index to Exhibits

Exhibit No.	Exhibit

1	Notice of Extraordinary Meeting of Shareholders to be held on April 6, 2006 and related Proxy Statement

EXHIBIT 1

ECTEL LTD.

NOTICE OF AN EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 6, 2006

To the Shareholders of ECtel Ltd. (the “Company,” “we,” “our”or “us”):

Notice is hereby given that an extraordinary meeting of shareholders of the Company (the “Meeting”) will be held on Thursday, April 6, 2006, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal St., Park Afek, Rosh Ha’ayin, Israel, for the following purpose:

To consider and vote upon a proposal to approve an amendment to our 2003 Share Option Plan (the “2003 Plan” and as amended by such amendment, the “Amended Plan”) intended to, among other things, increase the number of shares reserved for issuance under the Amended Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, add Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the Amended Plan, terminate our ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and consolidate its terms into the Amended Plan so that we will have only one equity incentive plan under which we make awards.

        Shareholders of record at the close of business on March 1, 2006 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Meeting) in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share, who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

By Order of the Board of Directors, HADAR SOLOMON Vice-President, General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel
Date: March 10, 2006

PROXY STATEMENT

ECTEL LTD.
10 Amal St., Park Afek, Rosh Ha’ayin, Israel

EXTRAORDINARY MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of ECtel Ltd. (the “Company,” “we,” “our” or “us”) in connection with the solicitation by our Board of Directors (the “Board”) of proxies for use at an extraordinary meeting of shareholders of the Company (the “Meeting”), or at any adjournments thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders. The Meeting will be held on Thursday, April 6, 2006, at 5:00 p.m. (Israel time) at the offices of the Company, 10 Amal St., Park Afek, Rosh Ha’ayin, Israel.

The Meeting is convened for the following purpose:

To consider and vote upon a proposal to approve an amendment to our 2003 Share Option Plan (the “2003 Plan” and as amended by such amendment, the “Amended Plan”) intended to, among other things, increase the number of shares reserved for issuance under the Amended Plan by 2,000,000 shares, from 1,700,000 shares to 3,700,000 shares, add Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance under the Amended Plan, terminate our ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “2003 U.S. Plan”) and consolidate its terms into the Amended Plan so that we will have only one equity incentive plan under which we make awards.

        We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

        Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof.

        Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of business on March 1, 2006 will be entitled to vote at the Meeting. Proxy materials are being mailed to shareholders on or about March 10, 2006 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 1, 2006, the Company had outstanding 18,177,839 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Pursuant to the Company’s Amended and Restated Articles of Association (in conjunction with the Nasdaq Stock Market, Inc. rules), two or more members, present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, will constitute a quorum at the Meeting.

ITEM 1. APPROVAL OF AMENDMENT TO THE 2003 SHARE OPTION PLAN

        We are requesting that the shareholders vote in favor of adopting an amendment (the “Amendment”) to our 2003 Plan in order to assist us in competing with other technology companies for employees, as well as directors, consultants and contractors, in our main operational markets, including Israel. To attract the best candidates and retain our existing employees, directors, consultants and contractors, we must continue to offer equity compensation to employees, directors, consultants and contractors. This approach to equity compensation is known as broad-based compensation and is a major factor in driving the continued growth required to enable us to achieve our long-term business objectives.

        As of March 1, 2006, there were only 85,286 ordinary shares remaining available for grant under the 2003 Plan which, assuming termination of the U.S. Plan as a standalone option plan pursuant to the resolution to be voted upon by the shareholders at the Meeting, is our only current share option plan under which equity-based awards may be granted. This shortage may place us at a disadvantage as compared to other technology companies in our efforts to recruit and/or retain highly qualified employees, directors, consultants and contractors.

        In light of the above, we are requesting that the shareholders approve the Amendment in order to:

—	increase the pool of our shares that are available for equity-based awards under the Amended Plan in order to extend our ability to offer competitive compensation;

—	broaden the types of equity-based awards available under the Amended Plan in recognition of the industry-wide shift to providing flexible alternatives in forms of equity compensation;

—	consolidate the terms of our U.S. Plan into the Amended Plan and terminate the existence of the U.S. Plan as a standalone option plan so that we will have only one equity incentive plan under which we make awards, thereby enabling us to be more efficient in the administration of our equity-based awards.

Reasons for the Amendment

        Update the Plan. If approved, the Amendment would update the 2003 Plan by adding Restricted Stock Units and Stock Appreciation Rights to the types of awards available for issuance thereunder. Our Board approved the proposed Amendment described above on March 8, 2006, with such Amendment to be effective upon shareholder approval. The Amendment would also specify the types of awards that may be granted under U.S. tax law. Such provisions would be consolidated into the Amended Plan from the terms of the U.S. Plan, which would be terminated pursuant to the resolution to be voted upon by the shareholders at the Meeting.

        Current Reserve of Stock Options is Insufficient. The Amendment would increase the number of Ordinary Shares reserved for issuance under the 2003 Plan from 1,700,000 shares to 3,700,000 shares, an increase of 2,000,000 shares. We believe that our current pool of shares available for granting in connection with equity-based awards is not sufficient to meet our need to provide equity compensation to attract and retain highly qualified employees, directors, consultants and contractors. We anticipate that we will need to hire additional employees and retain current employees to sustain revenue growth in fiscal 2006 and beyond and will need to utilize equity-based compensation to reward our employees for contributing to this growth. The current hiring environment in our industry and in our main operational markets, including Israel, is more competitive than in the recent past. We believe that the increase in the number of Ordinary Shares available under the 2003 Plan would enable us to gain a competitive edge in recruiting the top talent necessary to achieve success in new business opportunities.

        Prudent Management of Equity Award Program. By granting awards in the form of Stock Appreciation Rights or Restricted Stock Units, we believe that we will issue fewer shares than if we were to grant stock options. Accordingly, we will be able to manage our equity award program more prudently, cause less dilution to existing shareholders and decrease the rate at which we utilize shares available for Awards under our pool as compared with the rate that we would utilize such shares if we were to grant stock options. We will continue to be vigilant in this regard, including the monitoring of the companies with which we compete in order to prudently assess their equity compensation components, so that we may be competitive in our efforts to attract employees, directors, consultants and contractors.

        FASB Changes. The Financial Accounting Standards Board has implemented new rules governing stock option accounting, which new rules came into effect in 2005 and 2006. We believe that these rules will make the use of other forms of equity compensation as attractive as, or more attractive than, stock options. We also expect that our competitors, in their efforts to attract talented employees, directors, consultants and contractors, will have a range of equity incentives. We believe that it is in our best interests to respond to these types of changes by altering the nature of our own equity compensation programs to ensure that we have the necessary flexibility to compete for the best talent.

        Approval of the proposed Amendment requires the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting on the proposed resolution.

Summary

        Below is a summary of the principal provisions of the 2003 Plan, as it would be amended by the Amendment, which summary is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached to this Proxy Statement as Appendix A.

        Background and Purposes. The Board adopted the 2003 Plan on August 3, 2003. Shareholders of the Company approved adoption of the 2003 Plan at the annual meeting of shareholders on September 16, 2003. The 2003 Plan was amended in September 2004 in order to increase the pool thereunder from 200,000 to 1,700,000. The Board approved the Amendment on March 8, 2006, with such Amendment to be effective upon shareholder approval. The purpose of the Amended Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary thereof, whether Israeli or non-Israeli, by providing them with opportunities to participate in the Company’s future performance through awards of Options, Stock Appreciation Rights and Restricted Stock Units. The Amended Plan is designed to allow grantees subject to Israeli taxation to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961, (the “Tax Ordinance”), as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, grantees subject to U.S. taxation to receive either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or nonqualified stock options, or, with respect to grantees resident in other countries, to benefit from the applicable laws relevant in the country of residency of such grantees.

        Shares Subject to the Amended Plan. An aggregate of 3,700,000 shares (assuming approval of the amendment) of the Company’s Ordinary Shares have been reserved by the Board for issuance under the Amended Plan. Of these shares, 2,085,286 are unallocated and available for new grants.

        Administration. The Amended Plan is administered by our Board or, subject to the provisions of the Companies Law-2000 (the “Companies Law”), by a Share Incentive Committee appointed by the Board (the “Committee”). Subject to the terms of the Amended Plan and applicable law, the Committee will have the power to determine the persons who will receive awards under the Plan, the terms and conditions of such awards (such as vesting schedule and exercise price), adopt such provisions or rules as may be necessary or appropriate to permit eligible grantees who are not Israeli or U.S. residents to participate in the Amended Plan and/or to receive the preferential tax treatment in their country of residence, and/or other matters as set forth in the Amended Plan, including the making of certain tax elections in accordance with the Tax Ordinance or the Code. The interpretation and construction by the Committee of any provision of the Amended Plan or of any option granted thereunder will be final and conclusive.

        The Committee will also have full authority in its discretion to determine that the Company may issue, for the purposes of the Amended Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If an award under the Plan expires or otherwise ceases to exist, all Ordinary Shares covering such award will again be available for grant and returned to the “pool” of Ordinary Shares reserved for issuance under the Amended Plan.

        Eligibility. The Committee may grant stock options to any employee, former employee, director, consultant or contractor of the Company or any subsidiary thereof, except that grants to the Company’s office holders will be subject to the approvals required under the Companies Law. Pursuant to the Code, incentive stock options will be granted only to employees of the Company or its subsidiaries

        Exercise Price; Vesting. The exercise price and vesting schedule of awards granted under the Amended Plan are determined by the Committee. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any awards or the cancellation of all or any portion of any restrictions with respect to any awards upon certain events or occurrences, and to include such provisions in the grant letter, or in the relevant Stock Appreciation Right Agreement or Restricted Stock Unit Agreement.

        Termination of Employment. In general, in the event that employment with the Company or one of its subsidiaries is terminated for any reason, then all the unvested awards on the date of termination expire immediately. If the employment (i) is terminated as a result of death or disability, then the vested options will expire within 180 days following the termination date, (ii) is terminated for “cause” (such as due to breach of trust), then the vested awards will terminate immediately, or (iii) is terminated for any other reason, then the vested awards will expire within 30 days following the termination date. The same provisions generally apply to the service of directors and consultants. In certain circumstances, the Committee is authorized to deviate from the foregoing principles such as in cases where the employment agreement of any grantee specifically provides for different terms.

        Adjustment upon Certain Events; Change of Control. If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding award and the number of Ordinary Shares subject to each outstanding award. If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

        Under the Amended Plan, in general, in the event of a corporate transaction, such as the sale of all or substantially all of the Company’s assets, disposition of at least 80% of the Company’s outstanding securities, merger or other transaction that results in the Company not being the surviving corporation, or is the surviving corporation but the Ordinary Shares are converted or exchanged into other property whether in the form of securities, cash or otherwise (including, at the Committee’s discretion, in the event of a corporate transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of a successor entity, or in which such consideration is solely cash or assets other than securities of a successor entity) the outstanding awards on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted for an award to purchase securities of the successor entity and/or be assumed by the successor entity, except that all awards granted to directors and executive officers shall accelerate and become fully vested. Unless assumed by the successor entity, all outstanding awards will terminate immediately following such transaction.

        Transferability of Awards. Awards are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of death of grantees, awards may be exercised within a prescribed period (see “Termination of Employment” above) by a person who acquires the right to exercise the awards by bequest or inheritance.

        Term. The Amended Plan will terminate upon the earlier of (i) August 3, 2013 or (ii) the termination of all outstanding options in connection with a corporate transaction. Options generally expire ten (10) years from the date of grant, unless earlier terminated in connection with termination of employment or service with us, while Stock Appreciation Rights and Restricted Stock Units generally expire six (6) years from the date of grant, unless earlier terminated in connection with termination of employment or service with us.

        Amendment and Repricing. Our Board, subject to applicable law, can amend the terms of the Amended Plan from time to time. However, the Board cannot amend the Amended Plan to adversely affect the rights of award grantees thereunder without the consent of such grantees. Without derogating from the foregoing, the Board may, without the approval of our shareholders, (i) expand the class of participants eligible to participate in the Amended Plan; (ii) expand the types of awards provided under the Amended Plan; and/or (iii) extend the duration of the Amended Plan. Notwithstanding the aforesaid, the Board may, at its discretion, bring any of the above actions before the shareholders of the Company for their approval.

        Subject to applicable law, the Committee may, without the approval of our shareholders, replace outstanding awards with new awards having a lower exercise price and containing such other terms and conditions as the Committee may prescribe in accordance with the Amended Plan, or simply decrease the exercise price of outstanding awards. The Committee may, at its discretion, bring such actions before the shareholders of the Company for their approval.

        Restricted Stock Units. Restricted Stock Units are awards that obligate the Company to issue a specific number of our ordinary shares at a future date if the vesting terms and conditions established by the Committee are satisfied. The Committee will determine the number of shares that are subject to such Restricted Stock Units and the vesting schedule to which such units are subject.

        Stock Appreciation Rights. Stock Appreciation Rights are awards that obligate the Company to issue our ordinary shares in the future if the vesting terms and conditions scheduled by the Committee are satisfied, and if there has been an appreciation in value of our share price from the date of grant. The Committee determines the terms and conditions of Stock Appreciation Rights, provided that the term of a Stock Appreciation Right may not exceed six (6) years. The Committee may choose to grant Stock Appreciation Rights in tandem with the grant of stock options, such that the exercise of either the stock option or the stock appreciation right would cancel the other.

        Certain Israeli Income Tax Consequences. Award grants to Israeli employees, directors and office holders, other than Controlling Shareholders (as such term is defined in the Tax Ordinance) under the Amended Plan may be granted only under Section 102, or Section 102 awards, while awards granted to Israeli contractors, consultants or Controlling Shareholders under the Amended Plan may be granted only under Section 3(9) of the Tax Ordinance, or Section 3(9) awards. In the event that awards are granted under the Amended Plan to a trustee designated by the Committee, which with respect to Section 102 awards will be approved by the Israeli Commissioner of Income Tax (the “Trustee”), the Trustee is required to hold each such award and the Ordinary Shares issued upon exercise thereof in trust (the “Trust”) for the benefit of the grantee in respect of whom such award was granted.

        Section 3(9) awards are deemed ordinary income of the grantee on the date of exercise of the award. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. We will be required to withhold applicable tax, social security and national health insurance charges at source on behalf of the grantee, and may be required to pay social security and national health insurance charges.

        Section 102 awards are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the awards or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the awards). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the award. In the event that the Committee elects the Capital Gains Route for the taxation of Section 102 options then, provided such awards (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such awards are granted, the gains derived from such awards shall be classified as capital gains (except that in relation to Restricted Stock Units an amount up to the fair market value of the underlying shares at the time of the grant of the award will be classified as ordinary income and subject to the withholding and other taxes described below in the next two sentences while any additional gain will be classified as capital gains) and the Company will not be required to pay or withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will not benefit from any recognized tax expense resulting from the grant of such awards. In addition, the Company will recognize a tax expense if the exercise price of an award is less than the fair market value of the Ordinary Shares at the time of grant of the awards, and only with respect to such amount (calculated as the average of the closing market price for the Company’s Ordinary Shares for the 30 trading days preceding the grant of such award).

        We may apply for a ruling from the Israeli Income Tax Authority granting beneficial tax treatment to Grantees and to us in relation to certain features of Stock Appreciation Rights and Restricted Stock Units. If granted, any ruling may impose certain conditions on Awards that are the subject of the ruling. The Board may be required to amend certain provisions of the Amended Plan in order for us to comply with the terms of any such ruling.

        In the event that the Committee elects the Ordinary Income Route for the taxation of awards granted under Section 102, then the gains derived from such awards will be classified as ordinary income and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will benefit from a recognized tax expense resulting from the grant of such awards.

        In August 2003, the Board elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the Amended Plan pursuant to Section 102.

        The foregoing is a brief summary of certain Israeli income tax consequences of the Amended Plan to the Company and the awardees and is based on the current tax structure applicable to companies and awardees in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Tax Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

Certain U.S. Federal Income Tax Consequences.

        Incentive Stock Options. The Code provides to optionees favorable federal income tax treatment of stock options that qualify as incentive stock options. If a stock option granted under the Amended Plan is treated as an incentive stock option, the optionee will recognize no income upon grant of the stock option, and will recognize no income upon exercise of the stock option unless the “alternative minimum tax” rules imposed by Section 55 of the Code apply. We will generally not be allowed a deduction for U.S. federal tax purposes in connection with the exercise of an incentive stock option.

        Upon the sale of the Ordinary Shares issued upon exercise of an incentive stock option at least two years after the grant of the stock option and one year after exercise of the stock option, referred to as the “statutory holding periods,” any gain will be taxed to the optionee as long-term capital gain. If the statutory holding periods are not satisfied (i.e., the optionee makes a “disqualifying disposition”), the optionee will recognize compensation income equal to the excess, if any, of the lower of (1) the fair market value of the Ordinary Shares at the date of the stock option exercise, or (2) the sale price of the Ordinary Shares, over the option price. We are generally entitled to a tax deduction for U.S. federal tax purposes in an amount equal to the ordinary income recognized by the participant in connection with such sale or disposition. The employee’s basis of the stock issued upon exercise of the option, referred to as the “option stock,” will be increased by the amount of the compensation income recognized. Any further gain or loss recognized on the disqualifying disposition of the shares will be characterized as capital gain or loss.

        Nonqualified Stock Options. Nonqualified stock options granted under the Amended Plan will not qualify for any special tax benefits to the optionee. An optionee will generally not recognize any taxable income at the time he or she is granted a nonqualified option. Upon exercise of the stock option, the optionee will generally recognize compensation income for U.S. federal tax purposes measured by the excess, if any, of the fair market value of the Ordinary Shares at the time of exercise over the exercise price. We are generally entitled to a tax deduction for U.S. federal tax purposes in an amount equal to the ordinary income recognized by the participant in connection with such exercise. The employee’s basis of the option stock will be increased by the amount of the compensation income recognized. Upon the sale of the shares issued upon exercise of a nonqualified stock option, any further gain or loss recognized will generally be treated as capital gain or loss and will be treated as short-term capital gain or loss if the shares have been held less than one year.

        Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right is granted to a grantee. Upon exercise, the grantee will recognize ordinary income, and we will be entitled to a federal income tax deduction, in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

        Restricted Stock Units. A grantee will not be subject to tax upon grant or upon vesting of a restricted stock unit. Instead, he or she will be subject to tax, and we will be entitled to a federal income tax deduction, upon receipt of the shares at the time of the distribution of the shares. The grantee may not make an election under Section 83(b) of the Code with respect to any restricted stock unit.

        Section 409A. Section 409A of the Code, which was enacted in October 2004, imposes significant new restrictions on deferred compensation and may affect the Amended Plan. If the Section 409A restrictions are not followed, a grantee could be subject to accelerated liability for tax on the non-complying award, as well as a 20% penalty tax. The Company anticipates that it will amend the Amended Plan and/or structure any award under the Amended Plan to the extent necessary to ensure that grantees are not subject to the Section 409A tax penalties.

        The foregoing is a brief summary of certain U.S. federal income tax consequences of the Amended Plan to the Company and the optionees and is based on the current tax structure applicable to companies and optionees in the U.S. and does not purport to be complete.  Reference should be made to the applicable provisions of the Code. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-U.S. jurisdiction or U.S. state income tax.

Certain Income Tax Consequences to the Company

        We currently do not expect to recognize, for Israeli tax purposes, tax deductions for expenses in connection with the grant and/or exercise of stock options granted to non-Israeli employees under the Amended Plan.

        It is proposed that at the Annual Meeting the following Resolution be adopted:

        “RESOLVED, that Amendment No. 1 to the ECtel Ltd. 2003 Share Option Plan (the “2003 Plan”), attached as Annex A, is hereby approved and adopted in all respects, including the reservation of an additional 2,000,000 Ordinary Shares of the Company for the grant of awards under the 2003 Plan, as amended, and that the ECtel Ltd. 2003 U.S. Employee Stock Option Plan is hereby terminated and all awards previously granted under such plan are hereby transferred to the 2003 Plan, as amended.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to approve this proposed Resolution.

        The Board of Directors recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

        Other then set forth above, management knows of no business to be transacted at the Meeting but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, HADAR SOLOMON Vice-President, General Counsel & Corporate Secretary

Rosh Ha’ayin, Israel
Date: March 10, 2006

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Appendix A

AMENDMENT NO. 1 TO

ECTEL LTD.

2003 SHARE OPTION PLAN

(THE “AMENDMENT”)

1.	Capitalized terms not defined elsewhere in this Amendment are defined in the ECtel Ltd. 2003 Share Option Plan (such plan, as amended by this Amendment, the “Plan”).

2.	The name of the Plan shall be changed to the “ECtel Ltd. 2003 Equity Incentive Plan.”

3.	Paragraph 2 of the Plan shall be replaced in its entirety with the following paragraph:

Purpose: The purpose and intent of the Plan is to provide incentives to employees, former employees, directors, consultants and contractors (both Israeli and non-Israeli) of ECtel Ltd., a company organized under the laws of the State of Israel, or any subsidiary thereof (the “Company”), by providing them with opportunities to participate in the Company’s future performance through awards of Options, Stock Appreciation Rights and Restricted Stock Units relating to the Ordinary Shares, nominal value of 0.04 New Israeli Shekel each of the Company (the “Shares”), pursuant to a plan approved by the Board of Directors of the Company (the “Board”). Such plan is designed to allow Grantees (as such term is defined below) subject to Israeli taxation to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the “Ordinance”), as applicable, and the rules and regulations promulgated thereunder or any other tax ruling provided by the tax authorities to the Company, Grantees subject to U.S. taxation and receiving awards of Options (as defined below), to receive incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or nonqualified stock options, or, with respect to Grantees resident in other countries , to benefit from the applicable laws relevant in the country of residency of such Grantees.

4.	Paragraph 3.3 of the Plan shall be replaced in its entirety with the following paragraph:

Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time to determine (i) the persons (“Grantees”) to whom awards under this Plan (“Awards”) shall be granted, (ii) the number of Shares subject to each Award, (iii) the time or times at which the same shall be granted, (iv) the schedule and conditions on which such Awards may be exercised and on which such Awards shall be paid for, (v) rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli or U.S. residents to participate in the Plan and/or to receive preferential tax treatment in their country of residence, with respect to the Awards granted hereunder, and/or (vi) any other matter which is necessary or desirable for, or incidental to, the administration of the Plan. Awards that may be granted under this Plan include (a) options to purchase Shares (“Options”), (b) Awards made pursuant to Section 16 hereof (each, a “Stock Appreciation Right” or “SAR”) and (c) Awards made pursuant to Section 17 hereof (each, a “Restricted Stock Unit”).

5.	The following sentence shall be added to the end of paragraph 4.1:

Notwithstanding anything else herein to the contrary, Incentive Stock Options (as defined below) shall be granted only to employees of the Company.

6.	Paragraph 6 of the Plan shall be replaced in its entirety with the following paragraph:

Reserved Shares: The total number of Shares that may be subject to Awards granted under the Plan shall not exceed 3,700,000 in the aggregate, subject to adjustments as provided in Section 11 hereof. Without derogating from the foregoing, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of the Plan, previously issued Shares that are held by the Company, from time to time, as Dormant Shares (as such term is defined in the Companies Law). All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Awards under the Plan.

7.	Paragraph 8 of the Plan shall be replaced in its entirety with the following paragraph:

Exercise Price: The exercise price per Share subject to each Award (the “Exercise Price”) shall be determined by the Committee in its sole and absolute discretion, subject to applicable law.

8.	References to the defined term “Options” in paragraphs 3.4, 3.5, 3.6, 3.7, 4, 5, 7.1, 7.2, 7.4, 7.5, 10, 11 (other than in respect of 11.4(a)(i)), 12, 13, 14 and 15 shall hereafter be deemed to be references to the defined term “Awards.”

9.	The following new Paragraphs 16 and 17 shall be added to the Plan:

        16. STOCK APPRECIATION RIGHTS.

    16.1       Stock Appreciation Rights; SAR Agreement. A Stock Appreciation Right (or SAR) is an award of an option to acquire Shares that is settled in Shares having a value equal to the value determined by multiplying the difference between the Fair Market Value (as defined below) on the date of settlement over the Exercise Price and the number of Shares with respect to which the SAR is being settled. A SAR may be awarded for past services already rendered or future services to be rendered to the Company, or any Parent or Subsidiary of the Company. Each grant of a Stock Appreciation Right or SAR under the Plan shall be evidenced by a SAR Agreement between the Grantee and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Grantee’s other compensation.

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    16.2       Exercise of SARs. Upon exercise of a SAR, the Grantee (or any person having the right to exercise the SAR after his or her death) shall receive from the Company Shares and the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price.

16.3 Number of SARs. Each SAR Agreement shall specify the number of rights to which the SAR pertains and shall provide for the adjustment of such number in accordance with the Plan.

    16.4       Exercise Price. Each SAR Agreement shall specify the Exercise Price. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding.

    16.5       Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable. The SAR Agreement shall also specify the term of the SAR. Notwithstanding anything else in the Plan or this Amendment to the contrary, unless otherwise specified by the Committee, each SAR shall be for a term of six (6) years. A SAR Agreement may provide for accelerated exercisability in the event of the Grantee’s death, Disability or other events and may provide for expiration prior to the end of its term in the event of Termination. SARs may be awarded in combination with Options, and such an Award may provide that the SARs will not be exercisable unless the related Options are forfeited. The Vesting Period pursuant to which the SARs shall vest shall be determined by the Committee from time to time.

        17. RESTRICTED STOCK UNITS.

    17.1       Restricted Stock Units; RSU Agreement. A Restricted Stock Unit (or RSU) is an award covering a number of Shares that is settled by issuance of those Shares. A RSU may be awarded for past services already rendered or future services to be rendered to the Company, or any Parent or Subsidiary of the Company. Each grant of Restricted Stock Units under the Plan shall be evidenced by a Restricted Stock Unit Agreement between the Grantee and the Company. Such Restricted Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Unit Agreements entered into under the Plan need not be identical. Restricted Stock Units may be granted in consideration of a reduction in the recipient’s other compensation.

17.2 Payment . Other than the par value of the Shares, no payment of cash shall be required as consideration.

    17.3        Vesting . Restricted Stock Units may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Unit Agreement.

17.4 Rights as a Shareholder. No voting or dividend rights as a shareholder shall exist prior to the actual issuance of Shares in the name of the Participant.

    17.5       Exercisability and Term. Notwithstanding anything else in the Plan or this Amendment to the contrary, unless otherwise specified by the Committee, each Restricted Stock Unit shall be for a term of six (6) years. Each Restricted Stock Unit Agreement shall specify its term and any conditions on the time or times for settlement, and provide for expiration prior to the end of its term in the event of Termination, and may provide for earlier settlement in the event of the Participant’s death, Disability or other events.

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    17.6       Settlement. Settlement of vested Restricted Stock Units shall be made in the form of Shares. Distribution to a Grantee of an amount (or amounts) from settlement of vested Restricted Stock Units can be deferred to a date after settlement as determined by the Committee. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents. Until an Award of Restricted Stock Units is settled, the number of such Restricted Stock Units shall be subject to adjustment pursuant to the Plan.

10.	For purposes of the Plan, “Fair Market Value” shall means, as of any date, the value of a Share determined as follows:

10.1	if such Shares are then quoted on the Nasdaq Stock Market, its closing price on the Nasdaq stock Market on the date immediately preceding the date of determination as reported in The Wall Street Journal;

10.2	if such Shares are publicly traded and are then listed on a national securities exchange, its closing price on the date immediately preceding the date of determination on the principal national securities exchange on which the Shares are listed or admitted to trading as reported in The Wall Street Journal;

10.3	if such Shares are publicly traded but are not quoted on the Nasdaq Stock Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date immediately preceding the date of determination as reported by The Wall Street Journal (or, if not so reported, as otherwise reported by any newspaper or other source as the Board may determine); or

10.4	if none of the foregoing is applicable, by the Committee in good faith.

11.	The following paragraphs of the ECtel Ltd. 2003 U.S. Employee Stock Option Plan (the “U.S. Plan”) shall be incorporated herein by reference: 2, 7.3, 8.1, 8.2, 8.3, 8.7, 16.2.3, 16.6 (provided that references in such paragraph 16.6 to “Options” shall be deemed references to the defined term “Awards,” references therein to “Grantees” shall be deemed references to the defined term “Awardees” and references therein to “Parent” shall be deemed references to the defined term “Company”).

12.	Paragraphs 10 and 11.2 of the U.S. Plan shall be incorporated herein by reference, provided that the provisions thereof shall apply only to Options granted under the U.S. Plan prior to March 1, 2006, unless decided otherwise by the Committee.

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